FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Record Third Quarter 2017 Production
Record 55,800 ounces Produced at Young-Davidson
Toronto, Ontario (October 12, 2017) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported record third quarter 2017 gold production of 107,000 ounces. Quarterly revenues totaled $129 million from the sale of 100,551 ounces of gold at an average realized price of $1,281 per ounce.
“Operationally we delivered a strong third quarter with record production and significant milestones achieved at both our key operations. This included the completion of the MCM waste pass at Young-Davidson, contributing to higher underground mining rates in September, and initial production from our La Yaqui mine in the Mulatos district. We expect both will be key drivers of strong free cash flow growth in the fourth quarter and we remain well positioned to achieve full year guidance,” said John A. McCluskey, President and Chief Executive Officer.
Third Quarter 2017 Operating Highlights

•	Record quarterly production of 107,000 ounces of gold including record production of 55,800 ounces from Young-Davidson, 36,300 ounces from Mulatos and 14,900 ounces from El Chanate

•	Sold 100,551 ounces of gold at an average realized price of $1,281 per ounce, $3 above the London PM fix, for revenues of $129 million

•	Completed development of the MCM waste pass in August following which underground mining rates increased to average 6,900 tonnes per day at Young-Davidson in September

•	Declared initial production at La Yaqui Phase I in early September, ahead of schedule and on budget

•	Production of 309,100 ounces of gold through the first three quarters of 2017, putting the Company on track to achieve full year guidance

•	The Company remains debt free with cash and cash equivalents and equity securities increasing to approximately $165 million as at September 30, 2017
Third Quarter and Year-to-Date 2017 Production

	Three Months Ended September 30,		Nine Months Ended September 30,		Full Year Guidance
	2017	2016	2017	2016	2017
Gold Production (ounces)
Young-Davidson	55,800	43,629	143,500	125,338	200,000 - 210,000
Mulatos (including La Yaqui)	36,300	38,500	117,300	109,100	150,000 - 160,000
El Chanate	14,900	17,099	48,300	51,886	50,000 - 60,000
Total Gold Production (ounces)	107,000	99,228	309,100	286,324	400,000 - 430,000
Total Gold Sales (ounces)	100,551	94,791	303,329	281,646	400,000 - 430,000

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
Cautionary Note
This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding expectations of future development and/or production timelines or other future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, ongoing permitting requirements, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and other disclosures of “Risk Factors” by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
Technical Information
Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").

2 | ALAMOS GOLD INC